Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	333 South Hope Street Los Angeles, CA 90071 United States +1 213 680 8400 www.kirkland.com	Facsimile: +1 213 680 8500

May 24, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                             Ares Capital Corporation Registration Statement on Form N-2 (File No. 333-230351)

Dear Mr. Ganley:

In telephone conversations on May 23, 2019 and May 24, 2019, you provided us with verbal comments on the registration statement on Form N-2, originally filed by Ares Capital Corporation (the “Fund”) on March 18, 2019, as amended by the pre-effective Amendment No. 1 thereto, filed on May 22, 2019 (collectively, the “Registration Statement”).  We have revised the Registration Statement to respond to the comments you provided and today filed pre-effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you, and immediately below each such comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Fees and Expenses

1.                                      Page 18 — Fees and Expenses — Example.  Please revise the amounts in the Example to the Fees and Expenses table to reflect the projected expense amounts over various periods with respect to a hypothetical investment in the Fund’s common stock, based on the estimated annual expenses set forth in the Fees and Expenses table.

The Fund has updated the disclosure as requested on page 18 of Amendment No. 2.

Part C - Undertakings

2.                                      Page C-14 — Undertakings.  Please include an undertaking that the Fund will file a post-effective amendment to the Registration Statement with respect to any offerings of units.

The Fund has updated the disclosure as requested on page C-15 of Amendment No. 2.

3.                                      Page C-14 — Undertakings.  In the response correspondence, please provide a representation that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the Registration Statement.

The Fund confirms that it will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the Registration Statement.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation